Exhibit 99.1

i-80 Gold Provides High-Grade Results from Drilling at Ruby Hill

13.7% Zn, 0.6% Cu, 17.5 g/t Ag Over 57.8 m

RENO, Nev., Feb. 26, 2024 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce high-grade results from the final three holes completed as part of the multi-year drilling program targeting polymetallic mineralization at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada. These holes will be included in an initial resource estimate for the polymetallic mineralization contained within the Property.

The final three holes were drilled in the East Hilltop Zone, the most recently discovered of the Hilltop deposits, where both Carbonate Replacement Deposit (CRD) and skarn mineralized horizons have been identified - both of which remain open for expansion. Highlight results from final three holes include:

•	0.2% Zn, 6.3% Pb, 180.0 g/t Ag & 2.2 g/t Au Over 5.0 m (iRH24-01 - CRD)
•	6.2% Zn, 5.6% Pb, 198.0 g/t Ag & 1.0 g/t Au Over 3.6 m and 13.4% Zn, 2.5% Pb, 93.7 g/t Ag, & 0.6 g/t Au over 5.5 m (iRH24-02 - CRD)
•	13.7% Zn, 0.6% Cu, & 17.5 g/t Ag Over 57.8 m (iRH24-03 - Skarn)
•	incl. 21.6 % Zn, 1.9 % Cu, & 54.6 g/t Ag Over 9.5 m

Ruby Hill represents one of the Company's primary assets and is host to multiple gold, base metal and precious metal-rich polymetallic deposits. Drilling completed between 2022 and 2024 at the Blackjack, Hilltop and FAD deposits intersected significant high-grade mineralization with all deposits remaining open for expansion. The polymetallic (base metal) resource estimate is being completed as part of the Company's plan to advance mine development at Ruby Hill with underground workings accessing both the gold and polymetallic deposits.

"Since the initial discovery less than two years ago, we have been successful in identifying multiple high-grade mineralized zones along the strike of the Hilltop fault structure. These discoveries highlight the geological potential for Ruby Hill to host some of the highest-grade polymetallic mineralization known world-wide.", stated Ewan Downie, Chief Executive Officer of i-80. "Our Hilltop discovery has produced some of the highest-grade results anywhere on the globe for this style of mineralization, rich in zinc, gold, silver, lead and locally copper. The final hole of the program returned the best copper intercepts to-date assaying 0.6% Cu over 57.8 m."

Hilltop Mineralization

The Hilltop Zones were discovered in 2022 while testing an exploration target proximal to the Archimedes pit.  At Hilltop, zinc skarn mineralization is located proximal to the Graveyard Flats intrusive and transitions to CRD mineralization westward along the Hilltop fault corridor. Mineralization has now been defined along the Hilltop fault structure over a strike length of approximately 750 metres, and includes the Upper, Lower and East Hilltop Zones (see Figure 1). Definition and step-out drilling suggests significant growth potential with mineralization remaining open for expansion. Highlight 2023 drill results from the Hilltop zones include:

iRH23-54 - Upper Hilltop Zone:

•	8.8% Zn, 18.8% Pb, 332.9 g/t Ag & 0.6 g/t Au Over 32.0 m

iRH23-10 - East Hilltop Zone CRD:

•	9.7% Zn, 10.0% Pb, 226.1 g/t Ag & 0.5 g/t Au Over 8.4 m

iRH23-50 - East Hilltop Skarn (2 zones) southmost step-out to-date:

•	9.5% Zn, 0.3% Cu & 12.6 g/t Ag over 114.3 m including
•	17.7% Zn, 0.4% Cu & 10.2 g/t Ag over 36.6 m and
•	12.9% Zn, 0.6% Cu & 48.8 g/t Ag over 15.2 m
•	9.5% Zn, 0.8% Cu & 18.6 g/t Ag over 7.6 m

A single exploration hole (iRH23-55) drilled approximately 150 metres to the south of East Hilltop to test for potential continuation of mineralization along the intrusive contact intersected a broad zone of skarn mineralization with four narrower high-grade zones that include the highest silver grades intersected in skarn so far at Ruby Hill:

•	252.0 g/t Ag & 22.3% Zn over 1.5 m
•	1181.0 g/t Ag, 19.5% Zn, 10.2% Pb & 1.2% Cu over 1.5 m
•	125.0 g/t Ag, 13.7% Zn over 1.5 m
•	159.0 g/t Ag, 11.3% Zn over 5.6% Pb over 1.5 m

Blackjack Deposit

The Blackjack deposit consists of high-grade skarn mineralization located immediately below the Archimedes Pit, proximal to the west contact of the Graveyard Flats intrusive (see Figure 1). Hole iRH23-18A is the southmost intercept in the Blackjack deposit that remains open along strike to the north and south.  These results will be included in an initial resource estimate for this zone.  Previously released results from the Blackjack deposit demonstrate high-grade mineralization with highlight intercepts of:

iRH23-18A:  19.4% Zn, 19.2 g/t Ag and 0.4 g/t Au over 30.4 m

iRH23-29:  17.8% Zn, 0.8 % Pb, 59.8 g/t Ag & 0.9 g/t Au - 16.4 m

iRH23-41:  10.7% Zn & 37.0 g/t Ag over 47.9 m (skarn) & 15.6% Zn, 8.7% Pb, 420.4 g/t Ag & 0.6 g/t Au over 40.4 m (CRD)

iRH23-42A:  10.1% Zn, 0.6% Pb, 37.0 g/t Ag & 0.3 g/t Au over 116.3 m

FAD Deposit

The FAD deposit is located approximately 2 km to the south of the Archimedes pit and the multiple polymetallic zones being defined at Ruby Hill. Hole PC23-28 demonstrate the FAD deposit remains open for expansion to the east (see figure 2). FAD is the most gold-rich of the polymetallic mineralized zones at Ruby Hill.  Highlight results from i-80 and Paycore drill program include:

PC22-07:  155.0 g/t Ag, 22.0% Zn & 1.5% Pb over 12.5 m

PC22-08A:  7.1 g/t Au, 376.0 g/t Ag, 6.3% Zn & 10.3% Pb over 14.8 m

PC22-10:  8.0 g/t Au, 79.0 g/t Ag, 10.0% Zn & 1.0% Pb over 27.4 m

PC23-22 - infill hole drilled on the western margin of the west FAD lobe (3 zones)

•	5.7 g/t Au, 159.4 g/t Ag, 15.0% Zn & 2.8% Pb over 5.4 m
•	13.7 g/t Au, 430.0 g/t Ag, 15.9% Zn & 7.7% Pb over 2.5 m
•	9.0 g/t Au, 92.4 g/t Ag, 12.2% Zn & 1.0% Pb over 14.6 m

PC23-28 - final hole and furthest hole drilled to the east in the east FAD lobe (6 zones)

•	1.9 g/t Au, 109.7 g/t Ag, 8.9% Zn & 0.2% Pb over 3.2 m
•	33.4 g/t Au, 87.7 g/t Ag, 7.1% Zn & 0.2% Pb over 2.1 m
•	7.6 g/t Au, 42.2 g/t Ag, & 6.3% Zn over 6.0 m
•	11.4 g/t Au, 65.8 g/t Ag, 0.6% Zn, & 0.2% Pb over 2.0 m
•	4.3 g/t Au, 41.3 g/t Ag, 12.0 % Zn & 0.2% Pb over 3.5 m
•	3.9 g/t Au, 185.6 g/t Ag, 11.1% Zn & 3.6% Pb over 25.4 m

Figure 1 - Hilltop Surface Plan (CNW Group/i-80 Gold Corp)

The deposits being drilled at Ruby Hill and FAD are situated within the Hilltop Corridor, a +2 km long, alluvial covered, trend immediately south of the Archimedes pit that is largely untested by previous drilling.  The Company has recently completed geophysical surveys to cover this corridor and data is being compiled to help guide future exploration.

The Eureka (Ruby Hill) Mining District has a history of high-grade polymetallic CRD production that began in the 1860's and spanned a period of more than one hundred years. Historic mined grades rank amongst the highest for any CRD district in the world.  The Ruby Hill Property is host to the only processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant, an active heap leach facility, and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

Figure 2 - Hilltop Cross-section (CNW Group/i-80 Gold Corp)

The Company has submitted for approval its plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. Work is also progressing for the completion of initial mineral resource estimates on the polymetallic mineralization followed by initial economic study(s).

Please click here for further information on abbreviations and conversions referenced in this press release.

Table 1 - Highlight New Assay Results from Ruby Hill

Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
iRH24-01	East Hilltop	Core	261.4	266.4	5.0	2.2	180.0	0.1	6.3	0.2
iRH24-02	East Hilltop	Core	289.5	293.0	3.6	1.0	198.0	0.1	5.6	6.2
And	East Hilltop	Core	391.5	396.9	5.5	0.6	93.7	0.1	2.5	13.4
iRH24-03	East Hilltop	Core	343.7	401.4	57.8	0.1	17.5	0.6	-	13.7
* True widths estimated at 75-95%. Numbers may not add due to rounding.

UTM	Drillhole ID	East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH24-01	587522	4375184	1997	092	-72
	iRH24-02	587636	4375089	1998	067	-82
	iRH24-03	587637	4375086	1995	091	-77

QAQC Procedures

All samples were submitted to American Assay Laboratories (AAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through AAL and are run through standard prep methods and analyzed using FA-PB30-ICP (Au; 30g fire assay) and IO-4AB32 (35 element suite; 0.5g 4-acid ICP-OES+MS). AAL undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities. i-80 Gold's common shares are listed on the TSX and the NYSE American under the trading symbol IAU:TSX and IAUX:NYSE. Further information about i-80 Gold's portfolio of assets and long-term growth strategy is available at www.i80gold.com or by email at info@i80gold.com.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

View original content to download multimedia:https://www.prnewswire.com/news-releases/i-80-gold-provides-high-grade-results-from-drilling-at-ruby-hill-302070658.html

SOURCE i-80 Gold Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2024/26/c6520.html

%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO; Matthew Gollat - Executive Vice-President, 1.866.525.6450

CO: i-80 Gold Corp

CNW 06:00e 26-FEB-24